UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

American Depositary Shares, evidenced by American Depositary Receipts, each two of which represent one

Ordinary Share.

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Qin Xuetang Fosun International Limited Room 808 ICBC Tower 3 Garden Road, Central Hong Kong, China (852) 2509 3228	With a copy to: Gerard S. DiFiore, Esq. Reed Smith LLP 599 Lexington Avenue, 22nd Floor New York, NY 10022 USA (212) 549-0396

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each two of which representing one ordinary share.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,517,085 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,517,085 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,085 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 20.1% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is the aggregate number of Ordinary Shares represented by (i) 4,000,000 ADSs held by Orrick Investments Limited, (ii) 663,201 ADSs held by Peak Reinsurance Company Limited, and (iii) 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade-Companhia de Seguros, S.A.

(2)   Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun Financial Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,517,085 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,517,085 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,085 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 20.1% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is the aggregate number of Ordinary Shares represented by (i) 4,000,000 ADSs held by Orrick Investments Limited, (ii) 663,201 ADSs held by Peak Reinsurance Company Limited, and (iii) 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade-Companhia de Seguros, S.A.

(2)   Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Orrick Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is the aggregate number of Ordinary Shares represented by 4,000,000 ADSs held by Orrick Investments Limited.

(2)   Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

1.	Names and Reporting Persons Peak Reinsurance Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 331,601 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 331,601 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,601 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)

14.	Type of Reporting Person (See Instructions) IC

(1)   Number of shares is the aggregate number of Ordinary Shares represented by 663,201 ADSs held by Peak Reinsurance Company Limited.

(2)   Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Fidelidade-Companhia de Seguros, S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,185,484 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,185,484 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,185,484 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.9% (2)

14.	Type of Reporting Person (See Instructions) IC

(1)   Number of shares is the number of Ordinary Shares represented by 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade-Companhia de Seguros, S.A.

(2)   Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

This Amendment No. 3 amends and supplement the statement on the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2014 (the “Original 13D”) by the Reporting Persons, as previously amended by Amendment No. 1 to the Original 13D filed on June 17, 2015 (the “Amendment No. 1”) and Amendment No. 2 to the Original 13D filed on July 23, 2015 (the “Amendment No. 2”, collectively with the Original Schedule 13D and the Amendment No.1, the “Schedule 13D”), relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), as evidenced by American Depositary Receipts, of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands.

Unless otherwise stated herein, the Schedule13D remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 12, 2015, Peak Reinsurance Company Limited (“PeakRe”), Fidelidade-Companhia de Seguros, S.A. (“Fidelidade”), Dong Yu, the chairman of the Issuer (the “Chairman”) and Skillgreat Limited (“Skillgreat”), which is wholly owned by the Chairman, entered into a securities purchase agreement (the “Securities Purchase Agreement”). On the terms and subject to the conditions set forth in the Securities Purchase Agreement, Skillgreat agreed to purchase from PeakRe and Fidelidade, certain Ordinary Shares and ADSs of the Issuer held by them respectively (namely, (i) 663,201 ADSs held by PeakRe and (ii) 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade ((i) and (ii) collectively, the “Bona Securities”) at a purchase price of US$13.7 per ADS or US$27.4 per Ordinary Shares (the “Bona Share Transfer to Skillgreat”); and such Bona Share Transfer to Skillgreat shall be completed on or before October 30, 2015 (the “Long Stop Date”) subject to terms and conditions of the Securities Purchase Agreement.

It is understood that the Chairman and Skillgreat intend to finance the purchase of Bona Securities through borrowings and expect to pledge, encumber or grant a lien on all or part of the Bona Securities and certain other Ordinary Shares or ADSs owned by them as collateral (the “Pledged Securities”) or any interest therein for such borrowings (the “Purchaser Financing Transactions”).

Pursuant to the Consortium Agreement, each party to the Securities Purchase Agreement is subject to certain restrictions on the acquisition and disposal of any Ordinary Shares and/or ADSs including, directly or indirectly, to sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of an interest in any Ordinary Shares and/or ADSs, which restrictions may be applicable to the Bona Share Transfer to Skillgreat and the Purchaser Financing Transactions (the “Restriction”). As a result, a wavier with respect to the Restriction, the form of which is attached in Appendix A to the Securities Purchase Agreement (the “Waiver Letter”), has been granted on October 12, 2015 by certain parties of the Consortium Agreement to consent to the Bona Share Transfer to Skillgreat and the Purchaser Financing Transactions. PeakRe and Fidelidade, each a party to the Consortium Agreement have also consented to the Purchaser Financing Transactions subject to the terms and conditions set forth in the Securities Purchase Agreement, including but not limited to, (i) the completion of the Bona Share Transfer to Skillgreat and (ii) immediately following the consummation of the Purchaser Financing Transactions and for as long as any Pledged Securities remain pledged as collateral in relation to the Purchaser Financing Transactions, the Chairman shall, at all times, maintain, directly or indirectly, the power to direct the management and policies of the Issuer (whether through the ownership of voting securities, by contract or otherwise).

CUSIP No. 09777B107

Pursuant to the terms of the Securities Purchase Agreement, the Chairman and Skillgreat agreed, for as long as Fosun International Limited directly or indirectly beneficially owns at least 5% of the total issued and outstanding Ordinary Shares on a fully-diluted basis, to continue to use their best efforts to support the election and re-election of an individual designated by Orrick Investments Limited (“Orrick”) to the board of directors of the Issuer (the “Board”) and to one or more committees of the Board, subject to applicable legal limitations.

The description of the Securities Purchase Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Securities Purchase Agreement, which has been filed as Exhibits 99.11, to this Schedule 13D and which is incorporated herein by reference in its entirety.

In addition to the Waiver Letter, a side letter agreement (the “Side Letter”) has also been entered into on October 12, 2015 by certain parties to the Consortium Agreement to consent to (i) the transfer of the Bona Securities to Orrick in the event that the Bona Share Transfer to Skillgreat is not completed on or before the Long Stop Date, subject to the terms and conditions of the Side Letter; and (ii) transfer of the securities of the Issuer held by any of Fosun International, Orrick or their respective affiliates, whether directly or indirectly, to an affiliate of Fosun International, subject to the terms and conditions of the Side Letter.

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of October 14, 2015.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of October 14, 2015 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except for the transactions described in Item 4, the Reporting Persons have not effected any transactions in the Ordinary Shares or ADSs during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

CUSIP No. 09777B107

(e) Not applicable.

The Reporting Persons may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Chairman, Skillgreat and Sequoia with respect to the matters described in Items 4 and 6 of this Schedule 13D.  Each Reporting Person hereby disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Chairman, Skillgreat and Sequoia. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer that are beneficially owned by the Chairman, Skillgreat or Sequoia or is a member of any group with the Chairman, Skillgreat or Sequoia.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in this Item 6.

Item 7.         Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.2	List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person.

99.3

Information regarding transactions in ADSs and Ordinary Shares by each Reporting Person during the past 60 days prior to the filing of the Original 13D (incorporated by reference to Exhibit 99.3 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.4

Share Purchase Agreement by and among Mr. Dong Yu, Skillgreat Limited, Fidelidade-Companhia de Seguros, S.A. and Fosun International Limited dated July 13, 2014 (incorporated by reference to Exhibit 99.4 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.5

Loan Agreement by and among Mr. Dong Yu, Skillgreat Limited and Fosun International Holdings Ltd. dated July 23, 2014 (incorporated by reference to Exhibit 99.5 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.6

Equitable Share Mortgage by and between Skillgreat Limited and Fosun International Holdings Ltd. dated July 23, 2014 (incorporated by reference to Exhibit 99.6 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

CUSIP No. 09777B107

99.7

Consortium Agreement, dated as of June 12, 2015, by and among Dong Yu, Skillgreat Limited, Fosun International and its affiliates Orrick Investments Limited, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. and Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. (incorporated by reference to Exhibit 99.7 to Amendment No. 1 filed on June 17, 2015 with the Securities and Exchange Commission).

99.8

Proposal Letter to the board of directors of Bona Film Group Limited, dated June 12, 2015, from Dong Yu, Fosun International Limited, Orrick Investments Limited, Peak Reinsurance Company Limited, Fidelidade-Companhia de Seguros, S.A. and Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. (incorporated by reference to Exhibit 99.8 to Amendment No. 1 filed on June 17, 2015 with the Securities and Exchange Commission).

99.9

Deed of Release, dated as of July 21, 2015, by Fosun International Holdings Limited in favor of Skillgreat Limited. (incorporated by reference to Exhibit 99.9 to Amendment No. 2 filed on July 23, 2015 with the Securities and Exchange Commission).

99.10

Payoff Letter, dated July 16, 2015, by and between Fosun International Holdings Limited and Skillgreat Limited. (incorporated by reference to Exhibit 99.10 to Amendment No. 2 filed on July 23, 2015 with the Securities and Exchange Commission).

99.11	Securities Purchase Agreement, dated as of October 12, 2015, by and among Skillgreat Limited, Dong Yu, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A.

CUSIP No. 09777B107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2015

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

FOSUN FINANCIAL HOLDINGS LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

ORRICK INVESTMENTS LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

PEAK REINSURANCE COMPANY LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

FIDELIDADE-COMPANHIA DE SEGUROS, S.A.

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director